UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2022

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-254083, 333-259210 and 333-265481) of IDEX Biometrics ASA (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation and Appointment of Executive Officers

IDEX Biometrics ASA (the “Company”) has announced that James A. Simms, the Company’s Chief Financial Officer (“CFO”), is stepping down, effective August 15, 2022.

The Company has initiated the process of finding his successor. The Company has appointed Eileen Wynne, former Executive Vice President and Chief Accounting Officer at Analog Devices (NASDAQ: ADI), as interim CFO effective August 15, 2022. Ms. Wynne has been supporting the Company on a consulting basis since December 2020.

Press Release

On July 6, 2022, the Company issued a press release regarding Mr. Simms’ departure. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated July 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: July 7, 2022	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer